Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

(1) ASSET LEASE AGREEMENT

(2) PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

AND

(3) SUPPLEMENTAL AGREEMENT TO THE MEDIA SERVICES FRAMEWORK AGREEMENT

In order to comply with various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 29 December 2014, the Company and CSAHC or its certain subsidiaries have (1) renewed the Asset Lease Agreement for a term of three years commencing from 1 January 2015; (2) renewed the Property Management Framework Agreement for a term of three years commencing from 1 January 2015; and (3) entered into the Supplemental Agreement to the Media Services Framework Agreement to revise the annual cap for the financial year ending 31 December 2015.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements (after aggregation (if applicable)) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

1.	Asset Lease Agreement

References are made to the announcements of the Company dated 25 September 2012 and 19 April 2013 where the Company announced that the Company and CSAHC have entered into the Existing Asset Lease Agreement and the Nanyang Asset Lease Agreement.

As the Existing Asset Lease Agreement and the Nanyang Asset Lease Agreement shall expire soon and the lease transaction contemplated under the above-mentioned agreements would continue to be entered into on a recurring basis, the Company and CSAHC entered into the new Asset Lease Agreement on 29 December 2014 (after trading hours) for a term of three years from 1 January 2015 to 31 December 2017 to renew lease transactions originally covered under the Existing Asset Lease Agreement and the Nanyang Asset Lease Agreement.

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Subject Matter

Pursuant to the Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017.

Under the Asset Lease Agreement, the annual rent payable by the Company is RMB86,268,700 and the Company shall fund this wholly out of its internal funds.

Historical Figures and Annual Cap

The previous annual rental paid to CSAHC by the Company (i) for leasing relating to asset under the Existing Asset Lease Agreement for the two years ended 31 December 2013 and the period from 1 January to 28 December 2014 were approximately RMB35.92 million, RMB35.92 million and RMB35.92 million, respectively; and (ii) under the old Nanyang asset lease agreement for the year ended 31 December 2012 were approximately RMB12.44 million and the Nanyang Asset Lease Agreement for the year ended 1 January 2013 and the period from 1 January to 28 December 2014 were approximately RMB30.26 million and RMB30.26 million, respectively.

The annual rent payable pursuant to the Asset Lease Agreement of RMB86,268,700 is determined after arm's length negotiation by the parties with reference to the historical figures, change of the asset for lease and rental assessment report prepared by Zhonghuan Songde(Beijing) Assets Appraisal Co., Ltd.(中環松德（北京）資產評估有限公司）taking into account the prevailing market rental for properties located at similar locations.

Pursuant to the Listing Rules, the lease transaction contemplated under the Asset Lease Agreement shall be aggregated with the previous land lease transactions and property lease transactions contemplated under the land lease agreement and the property lease agreement dated 9 January 2014 entered into between the Company and CSAHC. The relevant applicable percentage ratio for the aggregated transactions is on an annual basis exceeding 0.1% and less than 5%.

Reasons for and Benefits of entering into the Asset Lease Agreement

The lands and properties leased by CSAHC to the Company under the Asset Lease Agreement are used for the civil aviation businesses of the Company. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Asset Lease Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Asset Lease Agreement.

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2.	Property management Framework Agreement

References are made to the announcements of the Company dated 28 December 2012, 11 January 2013 and 31 December 2013 as regards the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement and the revision of the annual caps under the above-mentioned agreements.

As the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement shall expire soon and the transactions contemplated under the above-mentioned agreements will continue to be entered into on a recurring basis. In compliance with Rule 14A.54 of the Listing Rules, the Company has entered into the new Property Management Framework Agreement with CSAGPMC on 29 December 2014 (after trading hours) to renew the property management transactions originally covered under the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement for a term of three years from 1 January 2015 to 31 December 2017.

Subject Matter

Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company's leased properties in the airport terminal at New Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which is newly added services to be provided by CSAGPMC to the Group.

The management and maintenance services fee shall be determined at an arm's length basis between both parties and according to the market prices, which shall be determined with the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the new Baiyun Airport and old Baiyun International Airport. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries. The management and maintenance services fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the management and maintenance services fee wholly by its internal resources.

The Property Management Framework Agreement is for a fixed term of three years, commencing from 1 January 2015 to 31 December 2017, and is renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

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Historical Figures and Annual Cap

The aggregate historical management and maintenance services fee incurred by the Group for properties in both old Baiyun Airport and new Baiyun International Airport under the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement were approximately RMB50 million, RMB63 million and RMB69 million for each of the two years ended 31 December 2012, 2013 and the period from 1 January to 28 December 2014, respectively. The previous annual cap for the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement were set at an aggregate of RMB55 million, RMB70 million and RMB70 million for each of the three years ending 31 December 2014.

The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2015, 2016 and 2017, respectively. The annual cap is determined at an arm's length basis between both parties by reference to the original annual caps, the increase in the service scope as disclosed above and the increase in the coverage of properties.

Reasons for and Benefits of entering into the Property Management Framework Agreement

The Company entered into the Property Management Framework Agreement with CSAGPMC to ensure the consistent and high quality standard of the property management services to be continuously provided to the Group.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Property Management Framework Agreement.

3.	SUPPLEMENTAL AGREEMENT TO THE MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 19 April 2013 where the Company announced that the Company had renewed the Media Services Framework Agreement with SACM for a term of three years commencing from 1 January 2013 to 31 December 2015.

The Directors have been closely monitoring the transactions contemplated under the Media Services Framework Agreement. However, due to the increase in demand for the advertising services provided by XAMC, the original annual cap will no longer be sufficient to cover the transaction amount to be incurred by the Group during the remaining term of the Media Services Framework Agreement. Accordingly, the Company and SACM entered into the Supplemental Agreement to the Media Services Framework Agreement on 29 December 2014 (after trading hours) to revise the annual cap to comply with the requirement under Rule 14A.54 of the Listing Rules.

Subject Matter

Pursuant to the Supplemental Agreement to the Media Services Framework Agreement, the Company and SACM have agreed to revise the annual cap for services provided by the SACM Group for the period from 1 January 2015 to 31 December 2015 from RMB113 million to RMB118.5 million.

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In addition, the following revisions to the Media Services Framework Agreement were also made and set out in the Supplemental Agreement to the Media Services Framework Agreement as follows:

(a)	to clarify the parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries;

(b)	to clarify the rights and obligations of the SACM Group, i.e. clarifying the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect.

Save as the aforesaid revision, all other terms of the Media Services Framework Agreement (as disclosed below) shall remain unchanged.

Scope of Services

Pursuant to the Media Services Framework Agreement, the SACM Group has agreed to provide the following services to the Group:

(1)	exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement (provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Company is entitled to choose any competitive independent third party to provide such advertising services);

(2)	the plotting, purchase and production of in-flight TV and movie program agency services;

(3)	channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the "CCTV-OUTLOOK" channel and other specified channels;

(4)	public relations services relating to recruitment of airhostess, including organising and implementation of the promotional recruitment activities, on-site recruitment activities, and production of promotional advertising program; and

(5)	services relating to the distribution of newspapers and magazines issued by the SACM Group within places of the Company services.

Service Fees

The service fees for the media services to be provided to members of the Group by the SACM Group are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by the SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will fund the services fees wholly by its internal resources.

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Historical Figures and Revised Annual Cap

The aggregate historical services fees incurred for the transaction contemplated under the Media Services Framework Agreement were approximately RMB29 million, RMB49 million, RMB77 million and RMB70 million for each of the three years ended 31 December 2011, 2012, 2013 and the period from 1 January to 28 December 2014, respectively. The current annual caps for the Media Services Framework Agreement were set at RMB98 million, RMB105 million and RMB113 million for the three years ending 31 December 2015. The revised annual cap of RMB118.5 million for the year ending 31 December 2015 is determined between both parties by reference to the historical figures of the relevant transactions, in particular, the historical figures for the period from 1 January to 28 December 2014 and the increase in the demand by the Group for the advertising services provided by XAMC as disclosed above.

Reasons for and Benefits of entering into the Supplemental Agreement to the Media Service Framework Agreement

The Company is expected to continue to benefit from the Media Services Framework Agreement with the various media services in order to fit the operational need of the Company. Through the development of the cooperation with the SACM Group in respect of services including the advertising agency, the plotting, purchase and production of in-flight TV and movie program agency, the channel publicity and production services, public relations for recruitment of airhostess and distribution of newspapers and magazines, the Directors believe that these transactions will continue to help satisfy the operational need of the Company, enhance the level of services and the corporate image of the Company, which will continue to be in the interests of the Company and the shareholders as a whole.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Supplemental Agreement to the Media Services Framework Agreement.

4.	Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 53.72% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. CSAGPMC is a wholly-owned subsidiary of CSAHC and SACM is a non wholly-owned subsidiary of CSAHC, thus each of them is a connected person of the Company under the Listing Rules.

The transactions contemplated under each of the Continuing Connected Transaction Agreements constitute continuing connected transactions for the Company under the Listing Rules. The Board (including the independent non-executive Directors) considers that the terms of the Continuing Connected Transaction Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

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Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements (after aggregation (if applicable)) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules. The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rule 14A.81 of the Listing Rule.

Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.81 of the Listing Rules.

5.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of CSAGPMC is that of management of real property.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

DEFINITIONS

“Asset Lease Agreement”	the new asset lease agreement dated 29 December 2014 entered into between the Company and CSAHC for a term of three years from 1 January 2015 to 31 December 2017

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Continuing Connected Transaction Agreements”	collectively, the Supplemental Agreement to the Media Services Framework Agreement, the Property Management Framework Agreement and the Asset Lease Agreement

“CSAGPMC”	China Southern Airlines Group Property Management Company Limited, a wholly-owned subsidiary of CSAHC

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“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Asset Lease Agreement”	the asset lease agreement dated 25 September 2012 entered into between the Company and CSAHC for a term of three years from 1 January 2012 to 31 December 2014

“Group”	the Company and its subsidiaries

“Media Services Framework Agreement”	the media service framework agreement dated 19 April 2013 entered into between the Company and SACM for a term of three years from 1 January 2013 to 31 December 2015

“Nanyang Asset Lease Agreement”	the Nanyang asset lease agreement dated 19 April 2013 entered into between the Company and CSAHC for a term of two years from 1 January 2013 to 31 December 2014

“New Airport Property Management Framework Agreement”	the property management framework agreement dated 28 December 2012 entered into between the Company and GCSAPMC for a term of three years from 1 January 2012 to 31 December 2014

“Old Airport Property Management Framework Agreement”	the airport property management framework agreement dated 11 January 2013 entered into between the Company and GCSAPMC for a term of three years from 1 January 2012 to 31 December 2014

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property Management Framework Agreement”	the new framework agreement for the engagement of property managementdated 29 December 2014 entered into between the Company and GCSAPMC for a term of three years from 1 January 2015 to 31 December 2017

“RMB”	Renminbi, the lawful currency of the PRC

“SACM”	Southern Airlines Culture and Media Co., Ltd., a company owned as to 40% by the Company and 60% by CSAHC as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement to the Media Services Framework Agreement”	a supplemental agreement to the Media Services Framework Agreement dated 29 December 2014 entered into between the Company and SACM, inter alia, to revise the annual cap for the year ending 31 December 2015

“XAMC”	Xiamen Airlines Media Co., Ltd., a company which is owned as to 51% and 49% by SACM and Xiamen Airlines Company Limited (a non wholly-woned subsidiary of the Company), respectively

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By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 December 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent nonexecutive Directors.

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